FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 21, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the third quarter of 2019.

2. Table of unaudited consolidated capitalization of the Registrant at (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report January-September 2019

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2019

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

January-September 2019

(Compared to January-September 2018)

•           Net interest income Skr 1,286 million (9M18: Skr 1,064 million)

•           Operating profit Skr 933 million (9M18: Skr 597 million)

•           Net profit Skr 734 million (9M18: Skr 454 million)

•           New lending Skr 61.6 billion (9M18: Skr 39.3 billion)

•           Basic and diluted earnings per share Skr 184 (9M18: Skr 114)

•           After-tax return on equity 5.3 percent (9M18: 3.4 percent)

Third quarter of 2019

(Compared to the third quarter of 2018)

•           Net interest income Skr 436 million (3Q18: Skr 336 million)

•           Operating profit Skr 253 million (3Q18: Skr 181 million)

•           Net profit Skr 198 million (3Q18: Skr 142 million)

•           New lending Skr 16.2 billion (3Q18: Skr 12.7 billion)

•           Basic and diluted earnings per share Skr 50 (3Q18: Skr 36)

•           After-tax return on equity 4.2 percent (3Q18: 3.2 percent)

Equity and balances

(Compared to December 31, 2018)

•           Total capital ratio 18.9 percent (year-end 2018: 20.1 percent)

•           Total assets Skr 338.4 billion (year-end 2018: Skr 302.0 billion)

•           Loans, outstanding and undisbursed Skr 285.3 billion
(year-end 2018: Skr 260.0 billion)

Statement by the CEO

Increased lending despite softer growth for Swedish exports

The global economy is showing signs of having entered into a slowdown that has negatively affected Swedish export levels, which trended downward compared with the first six months of the year. According to Business Sweden, Swedish exporters have a more negative view of the future export climate, and this was reflected in the decline in expected export demand and sales as well as the profitability of export sales. Sweden’s export growth is projected to reach 3.1 percent, measured by volume in 2019, and 1.8 percent in 2020.

For SEK, there have been high activity levels in several business areas, which led to higher lending volumes and an increase in the number of new clients. For the first nine months of the year, new lending was Skr 61.6 billion, which was higher year-on-year (9M18: Skr 39.3 billion). The increase was partly attributable to increased demand and partly to SEK being more active in bringing on new clients. Since year-end, the number of new clients has increased by 18 percent, from 153 to 180. Our ambition is to continue to grow our client base by offering bundled financing solutions based on identified client needs.

Operating profit for the first nine months of the year increased significantly year-on-year to Skr 933 million (9M18: Skr 597 million). Net interest income and return on equity also increased significantly year-on-year, which was attributable to increased lending, lowered borrowing cost, lower resolution fee and a weak Swedish krona.

The Swedish Export Academy training program, which started in 2017, is taking place for the second time. This year, even more organizations participated. In addition to SEK, the Swedish Export Credit Agency (EKN) and Business Sweden serving as the program’s promoters, Almi Företagspartner AB and the Ministry for Foreign Affairs participated. The program aims to develop employees and promote collaboration between our organizations and will run until June 2020.

One of SEK’s key goals is to be an attractive employer.  As a result, we are proud to be included in the list of “rockets” among Sweden’s most attractive employers according to Företagsbarometern’s survey of students’ attitudes toward working life and careers. Being designated a “rocket” means we have significantly raised our ranking, which climbed more than six places since last year’s survey. In addition, Universum nominated SEK’s Chief Human Resources Sirpa Rusanen for the HR Director of the Year award.

“One of SEK’s key goals is to be an attractive employer. As a result, we are proud to be included in the list of “rockets” among Sweden’s most attractive employers.”

Catrin Fransson Chief Executive Officer

Operations

Increased demand for “Enkla exportlånet” loan product

Activity levels in our business areas remained high and were most notable in corporate lending to Swedish exporters and short-term financing for buyers of Swedish goods and services. A higher number of companies are seeking the new “Enkla exportlånet” simplified loan product, which is aimed at mid-sized and innovative export companies. The loan is often linked to a larger transaction, where the client company may need capital for capital goods or new investments.

Increased demand was also noticeable for financing to exporters’ customers in the form of smaller export credits and factoring. SEK’s local currency offering continues to perform strongly. In terms of volume, Europe was the largest market for new lending during the third quarter, followed by North America.

In the third quarter, SEK issued almost one billion Swedish Krona in contract guarantees as well as one contract with a foreign engineering, procurement and construction company (EPC).

New lending

Skr bn	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
Lending to Swedish exporters[1]	20.1	10.6	18.0
Lending to exporters’ customers[2]	41.5	28.7	39.0
Total	61.6	39.3	57.0
CIRR loan as percentage of new lending	25%	7%	9%

1      Of which Skr 0.8 billion (9M18: Skr 0.0 billion; year-end 2018: Skr 0.0 billion) had not been disbursed at period end.

2      Of which Skr 17.0 billion (9M18: Skr 4.0 billion; year-end 2018: Skr 5.1 billion) had not been disbursed at period end.

Lowered borrowing cost

SEK remains active in issuing short tenor bonds in the public sector USD market. Issuances during the third quarter included a two-year fixed-rate benchmark bond as well as two floating-rate notes with maturity of less than two years. The company continues to maintain a strong presence in the Japanese market and has maintained its increased borrowing diversification in terms of instruments and currencies. At the end of the quarter, the borrowing cost of debt outstanding was lower than at year-end.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing

Skr bn	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
New long-term borrowings	56.5	44.3	60.4
Outstanding senior debt	292.4	254.0	257.8
Repurchase and redemption of own debt	6.3	8.9	9.9

Comments on the consolidated financial accounts

January-September 2019

Operating profit amounted to Skr 933 million (9M18: Skr 597 million). Net profit amounted to Skr 734 million (9M18: Skr 454 million). The increase compared to the same period in the previous year was due to higher net interest income and net results of financial transactions.

Net interest income

Net interest income amounted to Skr 1,286 million (9M18: Skr 1,064 million), an increase of 21 percent compared to the same period in the previous year. Net interest income increased by Skr 73 million due to a lower resolution fee that amounted to a total of Skr 127 million (9M18: Skr 200 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2019, the resolution fee amounts to 0.090 percent of the calculation basis (2018: 0.125 percent), which essentially corresponds to SEK’s debt financed assets less the officially supported export credit (CIRR) loans. In 2020, the resolution fee will be 0.05 percent. A weak Swedish krona and a higher Swedish policy rate (the repo rate) together with an increase in lending have also positively impacted net interest income.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Sep 2019	Jan-Sep 2018	Change
Total loans	218.5	202.9	8%
Liquidity investments[1]	64.1	51.6	24%
Interest-bearing assets	290.6	268.1	8%
Interest-bearing liabilities	275.1	241.6	14%

1                   Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition liquidity investments. Comparative figures have been adjusted.

Net results of financial transactions

Net results of financial transactions amounted to Skr 113 million (9M18: Skr -37 million). The result was mainly due to unrealized changes in fair value of derivatives.

Operating expenses

Skr mn	Jan-Sep 2019	Jan-Sep 2018	Change
Personnel expenses	-243	-223	9%
Other administrative expenses	-149	-171	-13%
Depreciation and impairment of non-financial assets	-43	-25	72%
Total operating expenses	-435	-419	4%

Operating expenses increased 4 percent compared to the same period in the previous year, due to increased personnel expenses and depreciation and impairment of non-financial assets. In 2019, a provision of Skr 7 million was made for the individual variable remuneration program (9M18:  Skr - million).

Due to International Financial Reporting Standards (IFRS) 16 Leases, all leases are to be recognized as assets subject to depreciation, and therefore, operating lease expense has been replaced by an expense for depreciation of the lease asset. Due to this change, Skr 25 million is now reported as a depreciation of the lease asset instead of a lease expense under other administrative expenses. See Note 1 for more information.

Net credit losses

Net credit losses amounted to Skr -8 million (9M18: Skr 8 million). The net credit losses were attributable to new credits entering stage 3 and increased lending, which were offset by the reversal of the excess of previously recorded reserves for established losses above the realized loss. Loss allowances as of September 30, 2019 amounted to Skr -131 million compared to Skr -139 million as of December 31, 2018 of which exposures in stage 3 amounted to Skr -71 million (year-end 2018: Skr -84 million). The reserve was affected negatively by exchange rate effects.

Taxes

Tax costs amounted to Skr -199 million (9M18: Skr -143 million), and the effective tax rate amounted to 21.3 percent (9M18: 24.0 percent). The decrease in the effective tax rate was due to a redemption in November 2018 of subordinated debt which had non-deductible interest expenses. The nominal tax rate for 2019 is 21.4 percent (2018: 22.0 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -7 million (9M18: Skr 260 million), mainly due to a negative result from the revaluation of defined benefit plans, which was offset by positive changes in own credit risk. The hedge reserve related to cash-flow hedges has been redeemed and reclassified to profit or loss during the first half of 2019, which had a negative effect on OCI of Skr -6 million (9M18: Skr -16 million).

Third quarter 2019

Operating profit for the third quarter amounted to Skr 253 million (3Q18: Skr 181 million). Net profit amounted to Skr 198 million (3Q18: Skr 142 million). The increase compared to the same period in the previous year was mainly due to increased net interest income, which was partially offset by lower net results of financial transactions.

Net interest income

Net interest income for the third quarter amounted to Skr 436 million (3Q18: Skr 336 million), an increase of 30 percent compared to the same period in the previous year. Net interest income increased by Skr 25 million due to a lower resolution fee that amounted to a total of Skr 42 million (3Q18: Skr 67 million). An increase in lending together with a weak Swedish krona and a higher repo rate have also positively impacted net interest income.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jul-Sep 2019	Jul-Sep 2018	Change
Total loans	223.9	210.8	6%
Liquidity investments[1]	61.2	55.2	11%
Interest-bearing assets	301.7	280.7	8%
Interest-bearing liabilities	281.2	253.5	11%

1                   Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition liquidity investments. Comparative figures have been adjusted.

Net results of financial transactions

Net results of financial transactions for the third quarter amounted to Skr -42 million (3Q18: Skr -5 million). The result was mainly due to unrealized changes in fair value of derivatives related to change in the basis spreads.

Operating expenses

Skr mn	Jul-Sep 2019	Jul-Sep 2018	Change
Personnel expenses	-72	-66	9%
Other administrative expenses	-43	-48	-10%
Depreciation and impairment of non-financial assets	-15	-8	88%
Total operating expenses	-130	-122	7%

Operating expenses increased 7 percent compared to the same period in the previous year, due to increased personnel expenses and depreciation and impairment of non-financial assets. For the third quarter of 2019, a provision of Skr 2 million was made for the individual variable remuneration program (3Q18: Skr - million).

Net credit losses

Net credit losses for the third quarter amounted to Skr -4 million (3Q18: Skr -22 million). The net credit losses during the quarter were mainly attributable to increased lending. Loss allowances as of September 30, 2019 amounted to Skr -131 million compared to Skr -139 million as of December 31, 2018 of which exposures in stage 3 amounted to Skr -71 million (year-end 2018: Skr -84 million).  The reserve was affected negatively by exchange rate effects.

Taxes

Tax costs amounted to Skr -55 million (3Q18: Skr -39 million), and the effective tax rate amounted to 21.7 percent (3Q18: 21.5 percent). The nominal tax rate for 2019 is 21.4 percent (2018: 22.0 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -26 million (3Q18: Skr 119 million), mainly due to negative changes in own credit risk and the revaluation of defined benefit plans.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2018, mainly due to exchange rate effects and increased lending volume.

Skr bn	September 30, 2019	December 31, 2018	Change
Total assets	338.4	302.0	12%
Liquidity investments[1]	66.1	62.2	6%
Outstanding loans	227.7	209.2	9%
of which loans in the CIRR-system	77.0	69.9	10%

1                   Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition liquidity investments. Comparative figures have been adjusted.

Total net exposures amounted to Skr 362.9 billion on September 30, 2019 (year-end 2018: Skr 337.4 billion). SEK’s exposures to most counterparties have increased, but exposures to central governments have decreased since year-end 2018. See Note 10.

Liabilities and equity

As of September 30, 2019, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2019, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the CIRR-system and is intended as a reserve when funding markets are not available to SEK.

Capital adequacy

As of September 30, 2019, SEK’s total own funds amounted to Skr 18,004 million (year-end 2018: Skr 17,531 million). The total capital ratio was 18.9 percent (year-end 2018: 20.1 percent), entailing a margin of 2.3 percentage points compared with the requirement of 16.6 percent from Finansinspektionen (the Swedish FSA). The corresponding Common Equity Tier 1 capital requirement was 11.9 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this results in a margin of 7.0 percentage points compared with the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	September 30, 2019	December 31, 2018
Common Equity Tier 1 capital ratio	18.9	20.1
Tier 1 capital ratio	18.9	20.1
Total capital ratio	18.9	20.1
Leverage ratio	5.3	5.6
Liquidity coverage ratio (LCR)	739	266
Net stable funding ratio (NSFR)[1]	122	144

1                   In the second quarter of 2019, SEK has changed its methodology for calculating NSFR.

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

The company held an extraordinary general meeting on June 17, 2019, at which the Board of Director’s proposal to set SEK’s total capital ratio to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and to exceed the requirement for Common Equity Tier 1 capital ratio by at least 4 percentage points was approved.

SEK has recruited Peter Svensén as Chief Risk Officer (CRO). Mr. Svensén joins SEK from the state-owned bank SBAB Bank AB (publ) where he currently holds the same position. Mr. Svensén will assume his new position at SEK on October 28, 2019. Effective August 21, 2019, Anna-Lena Söderlund assumed the role of Acting Chief Risk Officer. Ms. Söderlund is expected to serve as Acting Chief Risk Officer until Mr. Svensén takes his new position as CRO.

Risk factors and the macro environment

Various risks arise as part of SEK’s operations, which primarily consist of credit risks, but also include market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report — Pillar 3 2018 and Note 30 to the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F.

According to Statistics Sweden, the annualized rate of Swedish GDP growth was 1.0 percent in the second quarter of 2019 and the unemployment rate was 7.4 percent as of August 2019. The consumer price index rose 1.4 percent on an annualized basis in August 2019 and the repo rate remained at negative 0.25 percent. In the second quarter of 2019, Swedish exports were unchanged compared with the previous quarter. The Swedish economy has continued to post a healthy growth rate, albeit at a somewhat diminished pace. Public finances remain extremely strong. Growth in world trade has slowed during the year. In June 2019, the World Bank revised its growth projections downward. Global macro indicators have weakened, despite the performance of the US economy, and expectations for a global economic slowdown are rising due to concerns regarding trade and geopolitical risks. The trade conflict between the US and China, together with negotiations for the UK’s withdrawal from the EU, which still remains unresolved, are two issues that continue to generate global uncertainty. SEK is well-prepared and has implemented the requisite measures to allow operations to continue even if the UK were to leave the EU with no deal.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 18.6-20.6 percent and the Common Equity Tier 1 capital ratio should amount to 15.9 percent.

Key performance indicators

(Unaudited except for Jan-Dec 2018)

Skr mn (if not otherwise indicated)	Jul-Sep 2019	Apr-Jun 2019	Jul-Sep 2018	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
New lending	16,201	32,132	12,662	61,636	39,263	57,015
of which to Swedish exporters	6,398	8,905	2,216	20,148	10,567	18,014
of which to exporters’ customers	9,803	23,227	10,446	41,488	28,696	39,001
CIRR-loans as a percentage of new lending	1%	45%	11%	25%	7%	9%
Loans, outstanding and undisbursed	285,322	276,386	264,760	285,322	264,760	260,040

New long-term borrowings	21,555	23,210	18,173	56,460	44,335	60,411
Outstanding senior debt	292,415	270,065	254,013	292,415	254,013	257,847

After-tax return on equity	4.2%	5.7%	3.2%	5.3%	3.4%	3.6%

Common Equity Tier 1 capital ratio	18.9%	19.9%	20.1%	18.9%	20.1%	20.1%
Tier 1 capital ratio	18.9%	19.9%	20.1%	18.9%	20.1%	20.1%
Total capital ratio	18.9%	19.9%	20.1%	18.9%	20.1%	20.1%
Leverage ratio	5.3%	5.6%	5.6%	5.3%	5.6%	5.6%
Liquidity coverage ratio (LCR)	739%	464%	494%	739%	494%	266%
Net stable funding ratio (NSFR)[1]	122%	114%	140%	122%	140%	144%

1                   In the second quarter of 2019, SEK has changed its methodology for calculating NSFR.

See definitions on page 28.

Condensed Consolidated Statement of Comprehensive Income
(Unaudited except for Jan-Dec 2018)

Skr mn	Note	Jul-Sep 2019	Apr-Jun 2019	Jul-Sep 2018	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
Interest income		1,536	1,608	1,374	4,723	3,687	5,153
Interest expenses		-1,100	-1,153	-1,038	-3,437	-2,623	-3,711
Net interest income	2	436	455	336	1,286	1,064	1,442

Net fee and commission expense		-7	-5	-6	-23	-19	-32
Net results of financial transactions	3	-42	50	-5	113	-37	19
Other operating income		—	—	—	—	—	-2
Total operating income		387	500	325	1,376	1,008	1,427

Personnel expenses		-72	-87	-66	-243	-223	-311
Other administrative expenses		-43	-58	-48	-149	-171	-231
Depreciation and impairment of non-financial assets		-15	-14	-8	-43	-25	-40
Total operating expenses		-130	-159	-122	-435	-419	-582

Operating profit before credit losses		257	341	203	941	589	845

Net credit losses	4	-4	-13	-22	-8	8	7
Operating profit		253	328	181	933	597	852

Tax expenses		-55	-66	-39	-199	-143	-204
Net profit[1]		198	262	142	734	454	648

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		—	—	-7	-8	-20	-25
Tax on items to be reclassified to profit or loss		—	—	1	2	4	6
Net items to be reclassified to profit or loss		—	—	-6	-6	-16	-19
Items not to be reclassified to profit or loss
Own credit risk		-14	42	126	40	310	374
Revaluation of defined benefit plans		-12	-16	—	-39	-30	-48
Tax on items not to be reclassified to profit or loss		6	-8	-28	0	-62	-72
Net items not to be reclassified to profit or loss		-20	18	98	1	218	254

Total other comprehensive income		-20	18	92	-5	202	235

Total comprehensive income[1]		178	280	234	729	656	883

1                   The entire profit is attributable to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share[2]	50	66	36	184	114	162

2                   Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position

(Unaudited except for December 31, 2018)

Skr mn	Note	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	5	4,487	2,416
Treasuries/government bonds	5	7,352	11,117
Other interest-bearing securities except loans	5	54,212	48,665
Loans in the form of interest-bearing securities	4, 5	43,801	36,781
Loans to credit institutions	4, 5	26,708	27,725
Loans to the public	4, 5	173,293	161,094
Derivatives	5, 6	10,605	6,529
Tangible and intangible assets		146	69
Other assets		14,809	4,980
Prepaid expenses and accrued revenues		2,992	2,657
Total assets		338,405	302,033

Liabilities and equity
Borrowing from credit institutions	5	4,494	2,247
Debt securities issued	5	287,921	255,600
Derivatives	5, 6	23,013	21,934
Other liabilities		1,215	1,069
Accrued expenses and prepaid revenues		2,596	2,583
Deferred tax liabilities		267	276
Provisions		125	85
Total liabilities		319,631	283,794

Share capital		3,990	3,990
Reserves		-158	-153
Retained earnings		14,942	14,402
Total equity		18,774	18,239

Total liabilities and equity		338,405	302,033

Condensed Consolidated Statement of Changes in Equity

(Unaudited except for Jan-Dec 2018)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Effects of the implementation of IFRS 9	14			-9	-409		432
Adjusted opening balance of equity January 1, 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit Jan-Sep, 2018	454						454
Other comprehensive income Jan-Sep, 2018	202		-16		242	-24
Total comprehensive income Jan-Sep, 2018	656		-16		242	-24	454
Dividend	-232						-232
Closing balance of equity September 30, 2018[1]	18,012	3,990	9	—	-167	-28	14,208
Effects of the implementation of IFRS 9	14			-9	-409		432
Adjusted opening balance of equity January 1, 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit Jan-Dec, 2018	648						648
Other comprehensive income Jan-Dec, 2018	235		-19		292	-38
Total comprehensive income Jan-Dec, 2018	883		-19		292	-38	648
Dividend	-232						-232
Closing balance of equity December 31, 2018[1]	18,239	3,990	6	—	-117	-42	14,402
Net profit Jan-Sep, 2019	734						734
Other comprehensive income Jan-Sep, 2019	-5		-6		31	-30
Total comprehensive income Jan-Sep, 2019	729		-6		31	-30	734
Dividend	-194						-194
Closing balance of equity September 30, 2019[1]	18,774	3,990	—	—	-86	-72	14,942

1                   The entire equity is attributable to the shareholder of the Parent Company.

Condensed Statement of Cash Flows in the Consolidated Group
(Unaudited except for Jan-Dec 2018)

Skr mn	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
Operating activities
Operating profit	933	597	852
Adjustments for non-cash items in operating profit	-147	530	14
Income tax paid	-244	-275	-366
Changes in assets and liabilities from operating activities	-4,676	-21,043	-24,145
Cash flow from operating activities	-4,134	-20,191	-23,645

Investing activities
Capital expenditures	-26	-12	-21
Cash flow from investing activities	-26	-12	-21

Financing activities
Change in senior debt	2,408	9,683	25,102
Derivatives, net	3,682	11,459	1,830
Change in subordinated debt	—	—	-2,322
Dividend paid	-194	-232	-232
Amortization of lease liabilities	-33	—	—
Cash flow from financing activities	5,863	20,910	24,378

Cash flow for the period	1,703	707	712
Cash and cash equivalents at beginning of the period	2,416	1,231	1,231
Cash flow for the period	1,703	707	712
Exchange-rate differences on cash and cash equivalents	368	417	473
Cash and cash equivalents at end of the period[1]	4,487	2,355	2,416

1                   Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The accounting policies, methods of computation and presentation of the Consolidated Group and the Parent Company are, in all material aspects, the same as those used for the 2018 annual financial statements, except for the application of the new and amended standards from IASB that entered into force beginning January 1, 2019 and the amendments to FFFS 2008:25. This interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2018.

As of June 15, 2019, FFFS 2008:25 was amended to include new disclosure requirements for annual and interim reports related to capital requirements and Own funds. The new disclosure requirements are included in Note 9 Capital adequacy.

As of January 1, 2019, SEK began applying IFRS 16 Leases to the Consolidated Group and the Parent Company. The standard replaces IAS 17 and related interpretations with changes for lessees. The standard became applicable January 1, 2019. All leases, with the exception of short-term and low-value leases, are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments are to be recognized as repayments and interest expenses. As a result, the straight-line operating lease expense is replaced by an expense for depreciation of the right-of-use lease assets and an interest expense on the lease liability. In the statement of cash flows payments for the principal portion of the lease liability are presented within financing activities and payments for the interest portion are presented within operating activities.

Lessor accounting remains essentially unchanged. IFRS 16 has primarily affected SEK’s recognition of operational leases for rental premises, as the lease definition and lease criteria have not resulted in other agreements being regarded as leases as compared to IAS 17. SEK has also decided to apply the exceptions for short-term and low-value leases. The right-of-use asset is accounted for under Tangible and intangible assets and the leasing liability is accounted for under Other liabilities. The lease term is determined as the non-cancellable period of a lease, together with any extension or termination options when SEK is reasonably certain to exercise them. The future cash flows are discounted using SEK’s incremental borrowing rate.

SEK applied the simplified approach during the transition to IFRS 16, and measured the right-of-use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease. The standard imposes new disclosure requirements for lessees, which will be presented in the 2019 annual financial statements. Right-of-use assets, leasing liabilities, depreciations and interest expenses are not expected to have any material impact on SEK’s financial statements or capital adequacy or large exposure ratios.

The table shows the transition effect of IFRS 16 reconciling the closing balances under IAS 17 as of December 31, 2018, with the opening balances under IFRS 16 as of January 1, 2019.

Other changes from IASB have not had any material impact on SEK’s financial reporting for 2019 and there are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Transition effect from IFRS 16 on Consolidated Statement of Financial Position

Skr mn	December 31, 2018	Effect	January 1, 2019
Assets
Tangible and intangible assets	69	94	163
Total assets	302,033	94	302,127

Liabilities
Other liabilities	1,069	95	1,164
Accrued expenses and prepaid revenues	2,583	-1	2,582
Total liabilities	283,794	94	283,888

Note 2. Net interest income

Skr mn	Jul-Sep 2019	Apr-Jun 2019	Jul-Sep 2018	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
Interest income
Loans to credit institutions	510	542	418	1,590	1,003	1,475
Loans to the public	657	693	668	2,040	1,864	2,534
Loans in the form of interest-bearing securities	215	212	171	617	500	672
Interest-bearing securities excluding loans in the form of interest-bearing securities	176	175	124	534	371	523
Derivatives	-73	-64	-49	-205	-166	-210
Administrative remuneration CIRR-system	50	49	42	145	113	157
Other assets	1	1	0	2	2	2
Total interest income[1]	1,536	1,608	1,374	4,723	3,687	5,153

Interest expenses
Interest expenses	-1,058	-1,109	-971	-3,310	-2,423	-3,445
Resolution fee	-42	-44	-67	-127	-200	-266
Total interest expenses	-1,100	-1,153	-1,038	-3,437	-2,623	-3,711
Net interest income	436	455	336	1,286	1,064	1,442

1                   Interest income calculated using the effective interest method amounted to Skr 4,025 million during January-September 2019 (9M18: Skr 3,147 million).

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2019	Apr-Jun 2019	Jul-Sep 2018	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
Derecognition of financial instruments not measured at fair value through profit or loss	9	8	7	17	12	24
Financial assets or liabilities at fair value through profit or loss	-31	27	-63	51	-64	-45
Financial instruments under fair-value hedge accounting	-19	15	50	46	18	43
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-1	0	1	-1	-3	-3
Total net results of financial transactions	-42	50	-5	113	-37	19

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net market value changes are mainly attributable to changes in credit spread on own debt, which are reported in other comprehensive income, and basis spreads, which are reported in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the following line items of net results of financial transactions in the table above: “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 4. Impairments

Skr mn	Jul-Sep 2019	Apr-Jun 2019	Jul-Sep 2018	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
Expected credit losses, stage 1	-5	-10	1	-8	11	6
Expected credit losses, stage 2	-2	4	-1	6	15	14
Expected credit losses, stage 3	3	-22	-22	-21	-18	-13
Established losses	—	-25	—	-25	—	—
Reserves applied to cover established credit losses	—	40	—	40	—	—
Recovered credit losses	—	—	—	—	0	0
Net credit losses	-4	-13	-22	-8	8	7

The table below shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures.

	September 30, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	196,925	29,375	1,419	227,719	209,096
Off balance sheet exposures, before expected credit losses	30,819	31,209	12	62,040	55,590
Total, before expected credit losses	227,744	60,584	1,431	289,759	264,686

Loss allowance, loans	-43	-15	-71	-129	-137
Loss allowance, off balance sheet exposures[1]	-1	-1	0	-2	-2
Total loss allowance	-44	-16	-71	-131	-139
Provision ratio	0.02%	0.03%	4.96%	0.05%	0.05%

1                   Recognized under provision in Consolidated Statement of Financial Position. Off balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

Loss Allowance, January-September, 2019

	September 30, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance	-34	-21	-84	-139	-137
Increases due to origination and acquisition	-13	-5	0	-18	-15
Net remeasurement of loss allowance	1	9	2	12	7
Transfer to stage 1	0	0	—	0	0
Transfer to stage 2	0	-1	1	0	0
Transfer to stage 3	0	2	-24	-22	0
Decreases due to derecognition	4	1	—	5	15
Decrease in allowance account due to write-offs	—	—	40	40	—
Exchange-rate differences[1]	-2	-1	-6	-9	-9
Closing balance	-44	-16	-71	-131	-139

1                   Recognized under net results of financial transactions in Statement of Comprehensive Income.

Note 5. Financial assets and liabilities at fair value

	September 30, 2019
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	4,487	4,487	—
Treasuries/governments bonds	7,352	7,352	—
Other interest-bearing securities except loans	54,212	54,212	—
Loans in the form of interest-bearing securities	43,801	45,151	1,350
Loans to credit institutions	26,708	26,858	150
Loans to the public	173,293	179,489	6,196
Derivatives	10,605	10,605	—
Total financial assets	320,458	328,154	7,696

Borrowing from credit institutions	4,494	4,494	—
Debt securities issued	287,921	290,065	2,144
Derivatives	23,013	23,013	—
Total financial liabilities	315,428	317,572	2,144

	December 31, 2018
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	2,416	2,416	—
Treasuries/governments bonds	11,117	11,117	—
Other interest-bearing securities except loans	48,665	48,665	—
Loans in the form of interest-bearing securities	36,781	37,666	885
Loans to credit institutions	27,725	27,709	-16
Loans to the public	161,094	164,734	3,640
Derivatives	6,529	6,529	—
Total financial assets	294,327	298,836	4,509

Borrowing from credit institutions	2,247	2,247	—
Debt securities issued	255,600	256,619	1,019
Derivatives	21,934	21,934	—
Total financial liabilities	279,781	280,800	1,019

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F, see Note 1(h)(viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	4,611	2,741	—	7,352
Other interest-bearing securities except loans	19,497	34,715	—	54,212
Derivatives	—	7,482	3,123	10,605
Total, September 30, 2019	24,108	44,938	3,123	72,169

Total, December 31, 2018	—	64,378	1,933	66,311

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	12,507	58,753	71,260
Derivatives	—	18,970	4,043	23,013
Total, September 30, 2019	—	31,477	62,796	94,273

Total, December 31, 2018	—	32,203	54,418	86,621

Due to an enhancement of the classification method, a transfer of Skr 21,461 million was made from level 2 to level 1 during the period January-September 2019 (year-end 2018: Transfer between level 2 and level 3 of Skr -2,124 million was made).

Financial assets and liabilities at fair value in Level 3, September 30, 2019

Skr mn	January 1, 2019	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	September 30 2019
Debt securities issued	-47,898	-9,890	8,692	—	—	-2,510	34	-7,181	-58,753
Derivatives, net	-4,587	9	-108	—	—	2,295	—	1,471	-920
Net assets and liabilities, 2019	-52,485	-9,881	8,584	—	—	-215	34	-5,710	-59,673

Financial assets and liabilities at fair value in Level 3, December 31, 2018

Skr mn	January 1, 2018	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2018
Debt securities issued	-42,995	-13,199	9,490	-2,486	425	4,091	250	-3,474	-47,898
Derivatives, net	-846	3	-43	-57	-6	-3,913	—	275	-4,587
Net assets and liabilities, 2018	-43,841	-13,196	9,447	-2,543	419	178	250	-3,199	-52,485

1                   Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of September 30, 2019 amounted to a Skr 149 million loss (year-end 2018: Skr 157 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For Level 3 instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/– 10 basis points. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3 instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis — level 3 assets and liabilities

	September 30, 2019
Assets and liabilities		Unobservable	Range of estimates for unobservable		Sensitivity	Sensitivity
Skr mn	Fair Value	input	input[1]	Valuation method	max	min
Equity	-994	Correlation	0.74-0.02	Option Model	5	-5
Interest rate	1,543	Correlation	0.20-(0.06)	Option Model	-62	61
FX	-1,283	Correlation	0.76-(0.96)	Option Model	19	-17
Other	-186	Correlation	0.51-(0.03)	Option Model	0	0
Sum derivatives, net	-920				-38	39

Equity	-552	Correlation	0.74-0.02	Option Model	-5	5
		Credit spreads	10BP - (10BP)	Discounted cash flow	26	-26
Interest rate	-58,054	Correlation	0.20-(0.06)	Option Model	66	-66
		Credit spreads	10BP - (10BP)	Discounted cash flow	81	-80
FX	-41	Correlation	0.76-(0.96)	Option Model	-19	16
		Credit spreads	10BP - (10BP)	Discounted cash flow	99	-99
Other	-106	Correlation	0.51-(0.03)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	4	-4
Sum debt securities issued	-58,753				252	-254
Total effect on total comprehensive income[2]	-59,673				214	-215

Derivatives, net, December 31, 2018	-4,587				-66	64
Debt securities issued, December 31, 2018	-47,898				308	-307
Total effect on total comprehensive income, December 31, 2018[2]					242	-243

1                   Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

2                   Of the total impact on total comprehensive income, the sensitivity effect of SEK’s own credit spread was Skr 210 million (year-end 2018: Skr 242 million) under a maximum scenario and Skr -209 million (year-end 2018: Skr -240 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	September 30, 2019	December 31, 2018	Jan—Sep 2019	Jan—Sep 2018
CVA/DVA, net[1]	-15	-29	14	-8
OCA[2]	-110	-150	40	310

1                   Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2                   Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by categories

	September 30, 2019			December 31, 2018
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,929	15,459	303,879	3,842	10,207	280,808
Currency-related contracts	5,254	5,896	174,216	2,630	8,799	162,870
Equity-related contracts	422	1,469	24,309	57	2,755	16,014
Contracts related to commodities, credit risk, etc.	—	189	-1,671	—	173	-1,920
Total derivatives	10,605	23,013	500,733	6,529	21,934	457,772

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-

related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Net credit losses are shown in the statement of comprehensive income for SEK as SEK bears the credit risk for the lending. Refer also to Note 1 (f) to the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of September 30, 2019, concessionary loans outstanding amounted to Skr 635 million (year-end 2018: Skr 663 million) and operating profit for the program amounted to Skr -28 million for the first nine months of 2019 (9M18: Skr -31 million). The administrative compensation to SEK amounted to Skr -1 million (9M18: Skr -1 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2019	Apr-Jun 2019	Jul-Sep 2018	Jan-Sep 2019	Jan-Sep 2018	Jan-Dec 2018
Interest income	528	520	432	1,546	1,165	1,624
Interest expenses	-493	-479	-397	-1,429	-1,057	-1,480
Net interest income	35	41	35	117	108	144

Interest compensation	0	1	1	1	20	20
Exchange-rate differences	9	1	-1	14	8	9
Profit before compensation to SEK	44	43	35	132	136	173
Administrative remuneration to SEK	-50	-48	-41	-144	-111	-155
Operating profit CIRR-system	-6	-5	-6	-12	25	18
Reimbursement to (-) / from (+) the State	6	5	6	12	-25	-18

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	September 30, 2019	December 31, 2018
Loans	76,948	69,922
Derivatives	23	502
Other assets	12,104	4,090
Prepaid expenses and accrued revenues	691	561
Total assets	89,766	75,075

Liabilities	77,274	70,144
Derivatives	11,916	4,408
Accrued expenses and prepaid revenues	576	523
Total liabilities	89,766	75,075

Commitments
Committed undisbursed loans	54,010	47,664
Binding offers	76	616

Note 8. Pledged assets and contingent liabilities

Skr mn	September 30, 2019	December 31, 2018
Collateral provided
Cash collateral under the security agreements for derivative contracts	16,083	16,374
Contingent liabilities[1]
Guarantee commitments	4,362	4,032
Commitments[1]
Committed undisbursed loans	57,603	50,814
Binding offers	76	744

1                   For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F and see SEK’s 2018 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	September 30, 2019	December 31, 2018
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	18.9	20.1
Tier 1 capital ratio	18.9	20.1
Total capital ratio	18.9	20.1

1                   Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	September 30, 2019		December 31, 2018
Buffers requirement	Skr mn	percent[1]	Skr mn	percent[1]
Institution specific Common Equity Tier 1 capital requirement incl. of buffers	8,394	8.8	7,380	8.5
of which minimum Common Equity Tier 1 requirements[2]	4,286	4.5	3,917	4.5
of which Capital conservation buffer	2,381	2.5	2,176	2.5
of which Countercyclical buffer	1,727	1.8	1,287	1.5
of which Systemic risk buffer	—	—	—	—
Common Equity Tier 1 capital available as a buffer[3]	10,381	10.9	10,534	12.1

1                   Expressed as a percentage of total risk exposure amount.

2                   The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

3                   Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	September 30, 2019		December 31, 2018
Total capital requirement including buffers	Skr mn	percent[1]	Skr mn	percent[1]
Total CRR capital requirement[2]	11,714	12.3	10,427	12.0
Total FSA capital requirement (calculated as of June 30, 2019)[3]	14,727	16.4	14,464	16.6

1                   Expressed as a percentage of total risk exposure amount.

2                   The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.

3                   The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below.  Current figures calculated with one quarter lag. Comparison figures based on year-end figures.

	Capital situation per September 30, 2019, calculation based on reported values as of June 30, 2019		December 31, 2018
Additional Capital requirement according to Swedish FSA	Skr mn	percent[1]	Skr mn	percent[1]
Credit-related concentration risk	2,089	2.3	2,089	2.4
Interest rate risk in the banking book	844	1.0	844	1.0
Pension risk	11	0.0	11	0.0
Other Pillar 2 capital requirements	936	1.0	936	1.1
Capital planning buffer	84	0.1	157	0.2
Total Additional Capital requirement according to Swedish FSA	3,964	4.4	4,037	4.7

1                   Expressed as a percentage of total risk exposure amount.

Own funds — Adjusting items

Skr mn	September 30, 2019	December 31, 2018
Share capital	3,990	3,990
Retained earnings	12,836	11,239
Accumulated other comprehensive income and other reserves[1]	1,276	1,256
Independently reviewed profit net of any foreseeable charge or dividend	545	1,615
Common Equity Tier 1 (CET1) capital before regulatory adjustments	18,647	18,100
Additional value adjustments due to prudent valuation	-470	-496
Intangible assets	-52	-43
Fair value reserves related to gains or losses on cash flow hedges	0	-6
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	81	112
Negative amounts resulting from the calculation of expected loss amounts	-202	-136
Total regulatory adjustments to Common Equity Tier 1 capital	-643	-569
Total Common Equity Tier 1 capital	18,004	17,531
Additional Tier 1 capital	—	—
Total Tier 1 capital	18,004	17,531
Tier 2-eligible subordinated debt	—	—
Credit risk adjustments[2]	—	—
Total Tier 2 capital	—	—
Total Own funds	18,004	17,531

1                   The equity-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.

2                   Expected loss amount calculated according to the IRB approach is a gross deduction from Own funds. The gross deduction is decreased by impairment related to exposure ratios for which expected loss is calculated. Excess amounts of such impairment will increase Own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of September 30, 2019, the limitation rule has not had any effect (year-end 2018: no effect).

Minimum capital requirements exclusive of buffer

	September 30, 2019			December 31, 2018
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates[2]	2,020	2,020	162	1,701	1,701	136
Total credit risk standardized method	2,020	2,020	162	1,701	1,701	136

Credit risk IRB method
Central Governments	171,960	9,983	799	171,572	9,905	792
Financial institutions[3]	48,297	12,001	960	33,953	9,880	790
Corporates [4]	123,011	65,063	5,205	113,987	59,486	4,760
Assets without counterparty [5]	165	165	13	90	90	7
Total credit risk IRB method	343,433	87,212	6,977	319,602	79,361	6,349

Credit valuation adjustment risk	n.a.	2,188	175	n.a.	2,037	163
Foreign exchange risk	n.a.	743	59	n.a.	879	70
Commodities risk	n.a.	9	1	n.a.	10	1
Operational risk	n.a.	3,066	245	n.a.	3,066	245
Total	345,453	95,238	7,619	321,303	87,054	6,964

1                   Exposure at default (EAD) shows the size of the outstanding exposure at default.

2                   For the small and medium-sized enterprises category, with an annual turnover not exceeding EUR 50 million, the standardized method for calculating the capital requirement is applied from Q1 2019.

3                   Of which counterparty risk in derivatives: EAD Skr 5,535 million (year-end 2018: Skr 4,525 million), Risk exposure amount of Skr 1,952 million (year-end 2018: Skr 1,668 million) and Capital requirement of Skr 156 million (year-end 2018: Skr 133 million).

4                   Of which related to specialized lending: EAD Skr 3,750 million (year-end 2018: Skr 3,400 million), Risk exposure amount of Skr 2,474 million (year-end 2018: Skr 2,157 million) and Capital requirement of Skr 198 million (year-end 2018: Skr 173 million).

5                   As of January 1, 2019, SEK applies the new accounting standard IFRS 16 Leases, which means that leasing contracts are reported as an asset with rights-of-use. At the beginning of 2019, IFRS 16 resulted in increased assets of Skr 94 million.

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish FSA has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 2.0 percent to 2.5 percent as of September 19, 2019. As of September 30, 2019, the capital requirement related to relevant exposures in Sweden is 68 percent (year-end 2018: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of September 30, 2019, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.1 percentage points (year-end 2018: 0.1 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016 therefore do not apply to SEK.

Leverage Ratio

Skr mn	September 30, 2019	December 31, 2018
Exposure measure for the leverage ratio
On-balance sheet exposures	300,753	281,529
Off-balance sheet exposures	37,771	33,159
Total exposure measure	338,524	314,688
Leverage ratio	5.3%	5.6%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital excl. buffer

Skr mn	September 30, 2019	December 31, 2018
Credit risk	7,754	7,008
Operational risk	239	239
Market risk	1,055	1,094
Other risks	175	163
Capital planning buffer	992	1,966
Total	10,215	10,470

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	September 30, 2019		December 31, 2018		September 30, 2019		December 31, 2018		September 30, 2019		December 31, 2018
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	113.3	38.4	121.2	43.8	54.1	80.0	48.4	80.3	167.4	46.1	169.6	50.3
Regional governments	14.5	4.9	13.4	4.8	—	—	—	—	14.5	4.0	13.4	4.0
Multilateral development banks	1.0	0.3	0.1	0.0	—	—	0.0	0.0	1.0	0.3	0.1	0.0
Public Sector Entity	2.6	0.9	0.6	0.2	—	—	—	—	2.6	0.7	0.6	0.2
Financial institutions	41.8	14.2	28.7	10.4	6.8	10.1	5.5	9.1	48.6	13.4	34.2	10.1
Corporates	122.1	41.3	113.1	40.8	6.7	9.9	6.4	10.6	128.8	35.5	119.5	35.4
Total	295.3	100.0	277.1	100.0	67.6	100.0	60.3	100.0	362.9	100.0	337.4	100.0

Net exposure by region and exposure class, as of September 30, 2019

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	3.5	4.0	—	1.0	142.5	12.3	3.4	167.4
Regional governments	—	—	—	—	—	—	14.3	0.2	—	14.5
Multilateral development banks	—	—	—	—	—	—	—	1.0	—	1.0
Public Sector Entity	—	—	—	—	—	—	—	2.6	—	2.6
Financial institutions	—	2.6	0.9	9.5	1.0	—	14.2	20.1	0.3	48.6
Corporates	5.1	1.7	4.4	5.3	—	3.1	86.5	22.7	0.0	128.8
Total	5.1	5.0	8.8	18.8	1.0	4.1	257.5	58.9	3.7	362.9

Net exposure by region and exposure class, as of December 31, 2018

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	4.0	3.9	—	0.9	139.0	18.0	3.1	169.6
Regional governments	—	—	—	—	—	—	13.2	0.2	—	13.4
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Public Sector Entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.9	6.9	1.1	0.3	8.7	13.6	0.3	34.2
Corporates	4.6	3.1	3.1	2.9	—	3.0	80.5	22.2	0.1	119.5
Total	4.6	6.2	8.0	13.7	1.1	4.2	241.4	54.7	3.5	337.4

Net exposure to European countries, excluding Sweden

Skr bn	September 30, 2019	December 31, 2018
France	9.6	9.0
United Kingdom	8.9	6.8
Germany	8.7	7.5
Norway	7.5	6.8
Finland	6.5	5.5
Denmark	4.9	5.8
The Netherlands	3.5	2.8
Poland	3.4	3.1
Luxembourg	2.5	1.9
Spain	1.9	1.4
Austria	1.8	4.6
Belgium	1.4	1.1
Switzerland	0.8	0.8
Portugal	0.4	0.1
Irland	0.3	0.4
Latvia	0.2	0.2
Iceland	0.2	0.2
Italy	0.1	0.2
Estonia	0.0	0.0
Russia	—	0.0
Hungary	—	0.0
Total	62.6	58.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 28 to the annual financial statements in SEK’s 2018 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to that description.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and the Consolidated Group.

Stockholm, October 21, 2019

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hanna Lagercrantz	Hans Larsson
Director of the Board	Director of the Board	Director of the Board

Eva Nilsagård	Ulla Nilsson
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

January 30, 2020	Year-end Report for the period January 1, 2019 — December 31, 2019

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 21, 2019 13:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2018 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

About AB Svensk Exportkredit (SEK)

SEK was founded back in 1962 and is currently owned by the Swedish state. Approximately 240 employees are based at the head office in Stockholm. In addition, SEK has an office in Gothenburg that is shared with the Swedish Export Credits Guarantee Board (EKN) and Business Sweden.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR system.

SEK’s vision	Our vision is to strengthen the competitiveness of the Swedish export industry to create employment and sustainable growth in Sweden.

SEK’s core values	We are governed by our core values: Solution orientation, Collaboration and Professionalism.

SEK’s clients

Our clients can be found in the Swedish export industry. We finance companies with operations that are linked to Swedish interests and exports. Clients are found among large to medium-sized companies and their foreign buyers of Swedish products and services.

SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and EKN. Our international network is substantial and we also work together with numerous Swedish and international banks.